UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Interim Condensed Consolidated Financial Statements for the nine-months period ended 30 September 2013 and 2014

Item 1

GEOPARK LIMITED

INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

For the nine-months period ended 30 September 2013 and 2014

GEOPARK LIMITED
30 SEPTEMBER 2014

CONTENTS

Page

3	Consolidated Statement of Income and Statement of Comprehensive Income
4	Consolidated Statement of Financial Position
5	Consolidated Statement of Changes in Equity
6	Consolidated Statement of Cash Flow
7	Selected explanatory notes

GEOPARK LIMITED
30 SEPTEMBER 2014

CONSOLIDATED STATEMENT OF INCOME

Amounts in US$ ´000	Note	Three-months period ended 30 September 2014 (Unaudited)	Three-months period ended 30 September 2013 (Unaudited)	Nine-months period ended 30 September 2014 (Unaudited)	Nine-months period ended 30 September 2013 (Unaudited)
NET REVENUE	2	131,803	89,724	347,983	250,530
Production costs	4	(67,478)	(48,687)	(169,479)	(129,834)
GROSS PROFIT		64,325	41,037	178,504	120,696
Selling expenses		(9,330)	(4,868)	(21,647)	(12,526)
Exploration costs	5	(3,426)	(2,425)	(17,669)	(16,012)
Administrative costs	6	(13,682)	(11,320)	(36,644)	(32,050)
Other operating income		782	350	1,754	4,555
OPERATING PROFIT		38,669	22,774	104,298	64,663
Financial income	7	1,720	958	4,725	1,562
Financial expenses	8	(22,270)	(7,596)	(36,404)	(28,762)
PROFIT BEFORE TAX		18,119	16,136	72,619	37,463
Income tax		(6,190)	(5,168)	(23,022)	(12,260)
PROFIT FOR THE PERIOD		11,929	10,968	49,597	25,203
Attributable to:
Owners of the parent		8,476	7,151	36,934	15,767
Non-controlling interest		3,453	3,817	12,663	9,436
Earnings per share (in US$) for profit attributable to owners of the Company. Basic		0.14	0.16	0.66	0.36
Earnings per share (in US$) for profit attributable to owners of the Company. Diluted		0.14	0.15	0.59	0.34

STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$ ´000	Three-months period ended 30 September 2014 (Unaudited)	Three-months period ended 30 September 2013 (Unaudited)	Nine-months period ended 30 September 2014 (Unaudited)	Nine-months period ended 30 September 2013 (Unaudited)
Profit for the period	11,929	10,968	49,597	25,203
Other comprehensive income
Currency translation differences	(2,985)	(210)	(641)	(573)
Total comprehensive Income for the period	8,944	10,758	48,956	24,630
Attributable to:
Owners of the parent	5,491	6,941	36,293	15,194
Non-controlling interest	3,453	3,817	12,663	9,436

GEOPARK LIMITED
30 SEPTEMBER 2014

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$ ´000	Note	At 30 September 2014 (Unaudited)	Year ended 31 December 2013
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	9	795,353	595,446
Prepaid taxes		4,916	11,454
Other financial assets		8,162	5,168
Deferred income tax		24,358	13,358
Prepayments and other receivables		359	6,361
TOTAL NON CURRENT ASSETS		833,148	631,787
CURRENT ASSETS
Inventories		10,118	8,122
Trade receivables		71,349	42,628
Prepayments and other receivables		41,109	35,764
Prepaid taxes		11,775	6,979
Cash at bank and in hand		128,802	121,135
TOTAL CURRENT ASSETS		263,153	214,628

TOTAL ASSETS		1,096,301	846,415
EQUITY
Equity attributable to owners of the Company
Share capital	10	58	44
Share premium		211,274	120,426
Reserves		125,824	126,465
Retained earnings		67,693	23,906
Attributable to owners of the Company		404,849	270,841
Non-controlling interest		107,779	95,116
TOTAL EQUITY		512,628	365,957
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	11	342,256	290,457
Provisions for other long-term liabilities	12	43,741	33,076
Deferred income tax		35,897	23,087
Trade and other payables	13	16,563	8,344
TOTAL NON CURRENT LIABILITIES		438,457	354,964
CURRENT LIABILITIES
Borrowings	11	20,595	26,630
Current income tax		12,945	7,231
Trade and other payables	13	111,676	91,633
TOTAL CURRENT LIABILITIES		145,216	125,494
TOTAL LIABILITIES		583,673	480,458

TOTAL EQUITY AND LIABILITIES		1,096,301	846,415

GEOPARK LIMITED
30 SEPTEMBER 2014

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
Amount in US$ '000	Share Capital	Share Premium	Other Reserve	Translation Reserve	Retained earnings (accumulated losees)	Non - controlling Interest	Total
Equity at 1 January 2013	43	116,817	127,527	894	(5,860)	72,665	312,086
Profit for the nine-months period	-	-	-	-	15,767	9,436	25,203
Currency translation differences	-	-	-	(573)	-	-	(573)
Total comprehensive income for the period ended 30 September 2013	-	-	-	(573)	15,767	9,436	24,630
Proceeds from transaction with Non-controlling interest	-	-	-	-	-	6,439	6,439
Share-based payments	-	3,521	-	-	5,686	-	9,207
	-	3,521	-	-	5,686	6,439	15,646
Balance at 30 September 2013 (Unaudited)	43	120,338	127,527	321	15,593	88,540	352,362

Balance at 31 December 2013	44	120,426	127,527	(1,062)	23,906	95,116	365,957
Profit for the nine-months period	-	-	-	-	36,934	12,663	49,597
Currency translation differences	-	-	-	(641)	-	-	(641)
Total comprehensive income for the period ended 30 September 2014	-	-	-	(641)	36,934	12,663	48,956
Proceeds from issuance of shares	14	90,848	-	-	-	-	90,862
Share-based payments	-	-	-	-	6,853	-	6,853
	14	90,848	-	-	6,853	-	97,715
Balance at 30 September 2014 (Unaudited)	58	211,274	127,527	(1,703)	67,693	107,779	512,628

GEOPARK LIMITED
30 SEPTEMBER 2014

CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$ ’000	Nine-months period ended 30 September 2014 (Unaudited)	Nine-months period ended 30 September 2013 (Unaudited)
Cash flows from operating activities
Profit for the period	49,597	25,203
Adjustments for:
Income tax	23,022	12,260
Depreciation	74,636	49,546
Loss on disposal of property, plant and equipment	583	568
Write-off of unsuccessful exploration and evaluation assets	8,645	11,955
Amortisation of other long-term liabilities	(381)	(1,359)
Accrual of borrowing’s interests	19,495	17,913
Unwinding of long-term liabilities	1,167	1,049
Accrual of share-based payment	7,988	5,946
Income tax paid	(1,306)	(4,040)
Changes in operating assets and liabilities	(19,256)	(39,760)
Cash flows from operating activities – net	164,190	79,281
Cash flows from investing activities
Purchase of property, plant and equipment	(169,154)	(168,190)
Acquisitions of companies, net of cash acquired	(114,967)	-
Collections related to financial assets	-	3,839
Collections related to financial leases	4,460	6,734
Cash flows used in investing activities – net	(279,661)	(157,617)
Cash flows from financing activities
Proceeds from issuance of shares	90,862	3,521
Proceeds from borrowings	67,155	292,259
Proceeds from transaction with non-controlling interest	-	37,577
Proceeds from loans from related parties (Note 13)	8,107	8,344
Principal paid to third parties	(16,965)	(179,359)
Interest paid to third parties	(23,972)	(17,511)
Cash flows from financing activities - net	125,187	144,831
Net increase in cash and cash equivalents	9,716	66,495
Cash and cash equivalents at 1 January	121,105	38,292
Currency translation differences	(2,100)	-
Cash and cash equivalents at the end of the period	128,721	104,787
Ending Cash and cash equivalents are specified as follows:
Cash at bank	128,780	104,774
Cash in hand	22	23
Bank overdrafts	(81)	(10)
Cash and cash equivalents	128,721	104,787

GEOPARK LIMITED
30 SEPTEMBER 2014

SELECTED EXPLANATORY NOTES

Note 1

General information

GeoPark Limited (the Company) is a company incorporated under the law of Bermuda. The Registered Office address is Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (“the Group”) are exploration, development and production for oil and gas reserves in Chile, Colombia, Brazil and Argentina. The Group has working interests and/or economic interests in 29 hydrocarbon blocks.

On 7 February 2014, the Securities and Exchange Commission (“SEC”) declared effective the Company’s registration statement upon which 13,999,700 shares were issued, including over-allotment option, at a price of US$ 7 per share. Gross proceeds from the offering totalled US$ 98 million.  As a result, the Company commenced trading on the New York Stock Exchange (“NYSE”) under the ticker symbol GPRK. Also its shares are authorized for trading on the Santiago Off-Shore Stock Exchange.

Subsequently, the Company listing cancellation on the AIM London Stock Exchange became effective on 19 February 2014.

This consolidated interim financial report was authorised for issue by the Board of Directors on
18 November, 2014.

Basis of Preparation

The consolidated interim financial report of GeoPark Limited is presented in accordance with IAS 34 “Interim Financial Reporting”. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the annual financial statements as at and for the years ended 31 December 2012 and 2013, which have been prepared in accordance with IFRS.

The consolidated interim financial report has been prepared in accordance with the accounting policies applied in the most recent annual financial statements. For further information please refer to GeoPark Limited's consolidated financial statements for the year ended 31 December 2013.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Company are not subject to significant seasonal changes.

Non-controlling interest refers to LG International (“LGI”) as partner of GeoPark in the Colombian and Chilean business, through interest in different subsidiaries (see below the Group’s chart of subsidiaries).

GEOPARK LIMITED
30 SEPTEMBER 2014

Note 1 (Continued)

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2013.

Financial risk management

The Company’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk- concentration, funding and liquidity risk, interest risk and capital risk. The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at 31 December 2013.

There have been no changes in the risk management since year end or in any risk management policies.

Subsidiary undertakings

The following chart illustrates the Group structure as of 30 September 2014 (*):

(*) LGI is not a subsidiary, it is Non-controlling interest.
During 2013 and 2014, with the purpose of conducting its multilocation activities and for allowing future business structures, the Company has incorporated certain wholly owned subsidiaries, that are dormant companies at the date of the issuance of these interim financial statements. These subsidiaries include new Peruvian entities (see Note 16).

GEOPARK LIMITED
30 SEPTEMBER 2014

Note 1 (Continued)

Subsidiary undertakings (Continued)

Details of the subsidiaries and joint operations of the Company are set out below:
	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina Ltd. – Bermuda	100%
	GeoPark Argentina Ltd. – Argentinean Branch	100% (a) (k)
	GeoPark Latin America Limited	100% (g)
	GeoPark Latin America Limited – Agencia en Chile	100% (a) (g)
	GeoPark S.A. (Chile)	100% (a) (b)
	GeoPark Brazil Exploração y Produção de Petróleo e Gas Ltda. (Brazil)	100% (a)
	Rio das Contas Produtora de Petróleo Ltda (Brazil)	100% (a) (j)
	GeoPark Chile S.A. (Chile)	80% (a) (c)
	GeoPark Fell S.p.A. (Chile)	80% (a) (c)
	GeoPark Magallanes Limitada (Chile)	80% (a) (c)
	GeoPark TdF S.A. (Chile)	68.8% (a) (d)
	GeoPark Colombia S.A. (Chile)	80% (a)
	GeoPark Colombia SAS (Colombia)	100% (a) (h)
	GeoPark Brazil S.p.A. (Chile)	100% (a) (b)
	GeoPark Latin America Coöperatie U.A. (The Netherlands)	100%
	GeoPark Colombia Coöperatie U.A. (The Netherlands)	100% (a) (c)
	GeoPark S.A.C. (Perú)	100% (m) (a)
	GeoPark Perú S.A.C. (Perú)	100% (m) (a)
	GeoPark Operadora del Perú S.A.C. (Perú)	100% (m) (a)
	GeoPark Perú Coöperatie U.A. (The Netherlands)	100%(m)
	GeoPark Brazil Coöperatie U.A. (The Netherlands)	100%
Joint operations	Tranquilo Block (Chile)	29% (i) (f)
	Otway Block (Chile)	100% (e) (f)
	Flamenco Block (Chile)	50% (f)
	Campanario Block (Chile)	50% (f)
	Isla Norte Block (Chile)	60% (f)
	Llanos 17 Block (Colombia)	36.84%
	Yamu/Carupana Block (Colombia)	75%/54.5% (f) (l)
	Llanos 34 Block (Colombia)	45% (f)
	Llanos 32 Block (Colombia)	10%
	Manati Field (Brazil)	10% (j)

(a)	Indirectly owned.
(b)	Dormant companies.
(c)	LG International has 20% interest.
(d)	LG International has 20% interest through GeoPark Chile S.A. and a 14% direct interest, totalling 31.2%.
(e)	In September 2014, the Chilean Ministry of Energy approved that the Group will be the sole participant with a working interest of 100%.
(f)	GeoPark is the operator in all blocks.
(g)	Formerly named GeoPark Chile Limited.
(h)
During 2013, the Company has finalized a merger process by which GeoPark Colombia SAS will continue the operations related to GeoPark Luna SAS (Colombia), GeoPark Llanos SAS (Colombia), La Luna Oil Co. Ltd. (Panama), Winchester Oil and Gas S.A. (Panama), GeoPark Cuerva LLC (United States), Sucursal La Luna Oil Co. Ltd. (Colombia), Sucursal Winchester Oil and Gas S.A. (Colombia) and Sucursal GeoPark Cuerva LLC (Colombia).

(i)
At 31 December 2013, the Consortium members and interest were: GeoPark 29%, Pluspetrol 29%, Wintershall 25% and Methanex 17%. During 2014, Methanex and Wintershall announced their decision to abandon the Consortium. The new ownership is being negotiated among GeoPark and Pluspetrol.

(j)	See Note 14.
(k)
In April 2014, the Company informed the Secretary of Infrastructure and Energy of the province of Mendoza of its decision to relinquish 100% of the Cerro Doña Juana and Loma Cortaderal Concessions to the Mendoza Province.

(l)	See Note 15.
(m)	See Note 16.

GEOPARK LIMITED
30 SEPTEMBER 2014

Note 2

Net Revenue
Amounts in US$ '000	Three-months period ended 30 September 2014	Three-months period ended 30 September 2013	Nine-months period ended 30 September 2014	Nine-months period ended 30 September 2013

Sale of crude oil	111,575	85,408	298,830	235,225
Sale of gas	20,228	4,316	49,153	15,305
	131,803	89,724	347,983	250,530

Note 3

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the strategic steering committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Drilling, Operations and SPEED departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The committee considers the business from a geographic perspective.

The strategic steering committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit for the period before net finance cost, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards. Other information provided, except as noted below, to the strategic steering committee is measured in a manner consistent with that in the financial statements.

Nine-months period ended 30 September 2014

Amounts in US$ '000	Total	Argentina	Chile	Brazil	Colombia	Corporate
Net Revenue	347,983	1,300	124,102	27,615	194,966	-
Production costs	(169,479)	(592)	(59,198)	(13,770)	(95,919)	-
Depreciation	(72,877)	(71)	(26,455)	(8,001)	(38,350)	-
Royalties	(17,541)	(179)	(5,775)	(1,950)	(9,637)	-
Transportation costs	(9,700)	(6)	(5,406)	-	(4,288)	-
Other costs	(69,361)	(337)	(21,562)	(3,818)	(43,644)	-
Gross Profit	178,504	708	64,904	13,845	99,047	-
Operating Profit / (Loss)	104,298	(3,515)	38,408	7,219	70,265	(8,079)
Adjusted EBITDA	192,669	(1,050)	73,415	15,321	109,489	(4,506)

GEOPARK LIMITED
30 SEPTEMBER 2014

Note 3 (Continued)

Segment Information (Continued)

Nine-months period ended 30 September 2013

Amounts in US$ '000	Total	Argentina	Chile	Brazil	Colombia	Corporate
Net Revenue	250,530	1,118	119,359	-	130,053	-
Production costs	(129,834)	(182)	(49,813)	-	(79,839)	-
Depreciation	(48,423)	(35)	(21,007)	-	(27,381)	-
Royalties	(13,010)	(133)	(5,669)	-	(7,208)	-
Transportation costs	(8,494)	(158)	(4,937)	-	(3,399)	-
Other costs	(59,907)	144	(18,200)	-	(41,851)	-
Gross Profit	120,696	936	69,546	-	50,214	-
Operating Profit / (Loss)	64,663	(2,643)	47,971	(2,323)	29,390	(7,732)
Adjusted EBITDA	125,894	(1,361)	73,570	(2,278)	60,852	(4,889)

Total Assets	Total	Argentina	Chile	Brazil	Colombia	Corporate
30 September 2014	1,096,301	4,811	559,724	156,043	287,515	88,208
31 December 2013	846,415	7,977	477,263	29,222	259,421	72,532

A reconciliation of total Adjusted EBITDA to total profit before income tax is provided as follows:

	Three-months period ended 30 September 2014	Three-months period ended 30 September 2013	Nine-months period ended 30 September 2014	Nine-months period ended 30 September 2013
Adjusted EBITDA for reportable segments	67,889	41,880	192,669	125,894
Depreciation (a)	(27,130)	(16,941)	(72,808)	(49,546)
Share-based payment	(2,391)	(2,460)	(7,988)	(5,946)
Impairment and write-off of unsuccessful efforts	(8)	(167)	(8,645)	(11,955)
Others (b)	309	462	1,070	6,216
Operating profit	38,669	22,774	104,298	64,663
Financial results	(20,550)	(6,638)	(31,679)	(27,200)
Profit before tax	18,119	16,136	72,619	37,463

(a)	Net of capitalised costs for oil stock included in Inventories.
(b)	Includes internally capitalised costs.

GEOPARK LIMITED
30 SEPTEMBER 2014

Note 4

Production costs

Amounts in US$ '000	Three-months period ended 30 September 2014	Three-months period ended 30 September 2013	Nine-months period ended 30 September 2014	Nine-months period ended 30 September 2013
Depreciation	25,897	16,525	72,877	48,423
Well and facilities maintenance	7,457	4,420	17,700	13,423
Royalties	6,747	4,360	17,541	13,010
Consumables	4,867	5,026	14,087	11,636
Transportation costs	2,625	3,548	9,700	8,494
Staff costs	4,612	4,677	11,478	12,195
Equipment rental	1,336	3,202	5,410	5,562
Field camp	1,287	1,227	4,143	3,071
Gas plant costs	833	773	2,472	2,360
Non operated blocks costs	4,575	1,117	7,409	3,227
Other costs	3,995	5,195	11,332	10,989
Crude oil stock variation	3,247	(1,383)	(4,670)	(2,556)
	67,478	48,687	169,479	129,834

Note 5

Exploration costs

Amounts in US$ '000	Three-months period ended 30 September 2014	Three-months period ended 30 September 2013	Nine-months period ended 30 September 2014	Nine-months period ended 30 September 2013
Write-off of unsuccessful exploration and evaluation assets	8	167	8,645	11,955
Staff costs	3,383	1,597	9,104	5,681
Other services	541	1,124	1,606	1,343
Allocation to capitalised project	(506)	(463)	(1,686)	(1,608)
Amortisation of other long-term liabilities related to unsuccessful efforts	-	-	-	(600)
Recovery of abandonments costs	-	-	-	(759)
	3,426	2,425	17,669	16,012

GEOPARK LIMITED
30 SEPTEMBER 2014

Note 6

Administrative costs

Amounts in US$ '000	Three-months period ended 30 September 2014	Three-months period ended 30 September 2013	Nine-months period ended 30 September 2014	Nine-months period ended 30 September 2013
Staff costs	5,777	5,275	16,586	15,251
Consultant fees	1,381	1,314	4,172	4,396
Office expenses	778	1,099	2,584	1,880
New projects	910	1,080	2,221	1,741
Depreciation	669	416	1,759	1,123
Travel expenses	828	450	1,795	1,640
Director fees and allowance	705	271	1,317	1,263
Other administrative expenses	2,634	1,415	6,210	4,756
	13,682	11,320	36,644	32,050

Note 7

Financial income

Amounts in US$ '000	Three-months period ended 30 September 2014	Three-months period ended 30 September 2013	Nine-months period ended 30 September 2014	Nine-months period ended 30 September 2013
Exchange difference	815	720	1,457	722
Interest received	905	238	3,268	840
	1,720	958	4,725	1,562

Note 8

Financial expenses
Amounts in US$ '000	Three-months period ended 30 September 2014	Three-months period ended 30 September 2013	Nine-months period ended 30 September 2014	Nine-months period ended 30 September 2013
Bank charges and other financial costs	1,133	1,206	2,147	2,774
Bond GeoPark Fell SpA cancellation costs	-	-	-	8,603
Exchange difference	13,854	(613)	13,105	870
Unwinding of long-term liabilities	461	544	1,167	1,049
Interest and amortisation of debt issue costs	7,423	6,843	21,803	16,774
Less: amounts capitalised on qualifying assets	(601)	(384)	(1,818)	(1,308)
	22,270	7,596	36,404	28,762

GEOPARK LIMITED
30 SEPTEMBER 2014

Note 9

Property, plant and equipment
Amounts in US$'000	Oil & gas properties	Furniture, equipment and vehicles	Production facilities and machinery	Buildings and improve-ments	Construction in progress	Exploration and evaluation assets	TOTAL
Cost at 1 January 2013	344,371	3,576	86,949	3,198	54,025	93,106	585,225
Additions	3,313	1,456	273	-	75,167	111,287	191,496
Disposals	(546)	(22)	(15,870)	-	-	-	(16,438)
Write-off and impairment (1)	-	-	-	-	-	(11,955)	(11,955)
Transfers	97,140	117	16,889	4,019	(69,807)	(48,358)	-
Cost At 30 September 2013	444,278	5,127	88,241	7,217	59,385	144,080	748,328

Cost at 1 January 2014	493,260	5,731	98,837	7,018	40,429	147,759	793,034
Additions	3,370	2,010	12	-	93,520	79,978	178,890
Acquisition of subsidiaries	112,646	273	-	-	-	-	112,919
Currency translation differences	(7,837)	(8)	-	-	-	(193)	(8,038)
Disposals	-	(319)	(666)	-	-	-	(985)
Write-off and impairment (1)	-	-	-	-	-	(8,645)	(8,645)
Transfers	140,325	886	10,483	1,890	(82,062)	(71,522)	-
Cost at 30 September 2014	741,764	8,573	108,666	8,908	51,887	147,377	1,067,175

Depreciation and write-down at 1 January 2013	(98,156)	(1,836)	(26,336)	(1,060)	-	-	(127,388)
Depreciation	(42,016)	(660)	(6,404)	(466)	-	-	(49,546)
Depreciation and write-down At 30 September 2013	(140,172)	(2,496)	(32,740)	(1,526)	-	-	(176,934)

Depreciation and write-down at 1 January 2014	(157,390)	(2,800)	(35,677)	(1,721)	-	-	(197,588)
Depreciation	(65,684)	(1,163)	(7,192)	(597)	-	-	(74,636)
Disposals	-	251	151	-	-	-	402
Depreciation and write-down at 30 September 2014	(223,074)	(3,712)	(42,718)	(2,318)	-	-	(271,822)

Carrying amount at 30 September 2013	304,106	2,631	55,501	5,691	59,385	144,080	571,394
Carrying amount at 30 September 2014	518,690	4,861	65,948	6,590	51,887	147,377	795,353

(1)	Corresponds to write-off of Exploration and evaluation assets in Chile for US$ 7,049,000 (US$ 8,711,000 in 2013) and US$ 1,596,000 in Colombia (US$ 3,244,000 in 2013).

GEOPARK LIMITED
30 SEPTEMBER 2014

Note 10

Share capital
Issued share capital	Nine-months period ended 30 September 2014	Year ended 31 December 2013
Common stock (US$ ´000)	58	44
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	57,863,615	43,861,614
Total common shares in issue	57,863,615	43,861,614

Authorised share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares of par value US$0.001 per share. As of the date of this interim condensed consolidated report, there are 57,863,615 common shares outstanding (see Note 1). All of the Company issued and outstanding common shares are fully paid and nonassessable. The Company also has an employee incentive program, pursuant to which it has granted share awards to its senior management and certain key employees (see Notes 25 and 29 to the audited Consolidated Financial Statements as of 31 December 2013).

Note 11

Borrowings

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 September 2014	Year ended 31 December 2013
Bond GeoPark Latin America Agencia en Chile (a)	295,067	299,912
Banco de Chile (b)	-	15,002
Banco de Crédito e Inversiones (c)	116	2,143
Banco Itaú (d)	67,587	-
Overdrafts (e)	81	30
	362,851	317,087

Classified as follows:

Current	20,595	26,630
Non-Current	342,256	290,457

GEOPARK LIMITED
30 SEPTEMBER 2014

Note 11 (Continued)

Borrowings (Continued)

(a) During February 2013, the Company successfully placed US$ 300 million notes which were offered under Rule 144A and Regulation S exemptions of the United States Securities laws.

The Notes, issued by the Company's wholly-owned subsidiary GeoPark Latin America Limited Agencia en Chile ("the Issuer"), were priced at 99.332% and carry a coupon of 7.50% per annum (yield 7.625% per annum). Final maturity of the notes will be 11 February 2020. The Notes are guaranteed by GeoPark Limited and GeoPark Latin America Coöperatie U.A. and are secured with a pledge of all of the equity interests of the Issuer in GeoPark Chile S.A. and GeoPark Colombia Coöperatie U.A. and a pledge of certain intercompany loans.  Notes were rated single B by both Standard & Poor's and Fitch Ratings. The debt issuance cost for this transaction amounted to US$ 7,637,000. The Notes include covenants restricting dividend payments and new indebtedness. As of the date of these interim condensed consolidated financial statements, the Company has complied with these covenants.

(b) Short term financing obtained in December 2013 and fully repaid in January 2014. The interest rate applicable to this loan was 0.71% per annum.

(c) Facility to establish the operational base in the Fell Block. This facility was acquired through a mortgage loan granted by the Banco de Crédito e Inversiones (BCI), a Chilean private bank. The loan was granted in Chilean pesos and is repayable over a period of 8 years. The interest rate applicable to this loan is 6.6%. The outstanding amount at 30 September 2014 is US$ 116,000 (US$ 212,000 in 2013).

In addition, during 2011, GeoPark TdF obtained financing from BCI to start the operations in the newly acquired blocks. The outstanding amount at 31 December 2013 was US$ 1,931,000. This financing was structured as letter of credit and was fully repaid in February 2014.

(d) During March 2014, GeoPark executed a loan agreement with Itaú BBA International for
US$ 70,450,000 to finance the acquisition of a 10% working interest in the Manatí field in Brazil (see Note 14). The interest rate applicable to this loan is LIBOR plus 3.9% per annum. The interest will be paid semi-annually; principal will be cancelled semi-annually with a year grace period. The debt issuance cost for this transaction amounted to US$ 3,295,000. This loan includes covenants restricting dividend payments and new indebtedness. As of the date of these interim condensed consolidated financial statements, the Company has complied with these covenants.

(e) The Group has been granted with credit lines for over US$ 85,000,000.

GEOPARK LIMITED
30 SEPTEMBER 2014

Note 12

Provision for other long-term liabilities

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 September 2014	Year ended 31 December 2013
Assets retirement obligation and other environmental liabilities	33,174	24,166
Deferred income	5,822	6,204
Other	4,745	2,706
	43,741	33,076

Note 13

Trade and other payables

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 September 2014	Year ended 31 December 2013
Trade payables	67,853	61,130
V.A.T.	1,553	8,074
Taxes and other debts to be paid	14,595	9,190
Staff costs to be paid	7,842	8,551
Payables to related parties (1)	16,563	8,456
To be paid to co-venturers	13,320	1,201
Royalties to be paid	6,513	3,375
	128,239	99,977

Classified as follows:

Current	111,676	91,633
Non-Current	16,563	8,344

(1)	Corresponds to related parties loans granted by LGI. The maturity of these loans is December 2015 and the applicable interest rate is 8% per annum.

GEOPARK LIMITED
30 SEPTEMBER 2014

Note 14

Entry in Brazil

Acquisition in Brazil

GeoPark entered into Brazil with the acquisition of a 10% working interest in the offshore Manati gas field ("Manati Field"), the largest natural gas producing field in Brazil. On 14 May, 2013, GeoPark executed a stock purchase agreement ("SPA") with Panoro Energy do Brazil Ltda., the subsidiary of Panoro Energy ASA, ("Panoro"), a Norwegian listed company with assets in Brazil and Africa, to acquire all of the issued and outstanding shares of its wholly-owned Brazilian subsidiary, Rio das Contas Produtora de Petróleo Ltda ("Rio das Contas"), the direct owner of 10% of the BCAM-40 Block (the "Block"), which includes the shallow-depth offshore Manati Field in the Camamu-Almada basin.

GeoPark has paid a cash consideration of US$ 140 million at 31 March 2014 or the closing date, which was adjusted for working capital with an effective date of 30 April 2013. The agreement also provides for possible future contingent payments by GeoPark over the next five years, depending on the economic performance and cash generation of the Block (see Note 34 to the audited Consolidated Financial Statements as of 31 December 2013).

The Manati Field is a strategically important, profitable upstream asset in Brazil and currently provides approximately 50% of the gas supplied to the northeastern region of Brazil and more than 75% of the gas supplied to Salvador, the largest city and capital of the northeastern state of Bahia. The field is largely developed with existing producing wells and an extensive pipeline, treatment and delivery infrastructure and is not expected to require significant future capital expenditures to meet current production estimates. Additional reserve development may be possible.

The Manati Field is operated by Petrobras (35% working interest), the Brazilian national company, largest oil and gas operator in Brazil and internationally-respected offshore operator. Other partners in the Block include Queiroz Galvao Exploração e Produção (45% working interest) and Brasoil Manati Exploração Petrolífera S.A. (10% working interest).

In accordance with the acquisition method of accounting, the acquisition cost was allocated to the underlying assets acquired and liabilities assumed based primarily upon their estimated fair values at the date of acquisition. An income approach (being the net present value of expected future cash flows) was adopted to determine the fair values of the mineral interest. Estimates of expected future cash flows reflect estimates of projected future revenues, production costs and capital expenditures based on our business model. The purchase price allocation performed is preliminary, since the valuation process is ongoing. This process will be completed during 2014.

GEOPARK LIMITED
30 SEPTEMBER 2014

Note 14 (Continued)

Entry in Brazil (Continued)

The following table summarises the consideration paid, the preliminary fair value of assets acquired and liabilities assumed for the abovementioned transaction:

Amounts in US$ '000	Total
Cash (including working capital adjustments)	140,100
Total consideration	140,100
Cash and cash equivalents	25,133
Property, plant and equipment (including mineral interest)	112,919
Trade receivables	9,757
Prepayments and other receivables	5,873
Other financial assets	950
Deferred income tax liabilities	(3,132)
Trade and other payables	(4,538)
Provision for other long-term liabilities	(6,862)
Total identifiable net assets	140,100

Round 12 in Brazil

On 28 November 2013, the ANP awarded GeoPark with two new concessions in a new international bidding round, Round 12 (see Note 34 to the audited Consolidated Financial Statements as of 31 December 2013).

In Brazil, GeoPark Brazil is currently a party to a legal proceeding related to the concession agreement of Block PN-T-597 that the ANP initially awarded to GeoPark Brazil in the 12th oil and gas bidding round. As a result of a class action filed by the Federal Prosecutor’s Office, an injunction was issued by a Brazilian Federal Court against the ANP, the Federal Government and GeoPark Brazil on 13 December 2013. Due to the injunction GeoPark Brazil could not proceed to execute the concession agreement, and cannot do so until the injunction is lifted. According to the terms of the Court’s injunction, the ANP will first need to take certain actions, such as conducting studies that prove that drilling unconventional resources will not contaminate the dams and aquifers in the region. On 21 February 2014, GeoPark Brazil requested that the board of the ANP suspend the execution of the concession agreement (which entails delivery of the financial guarantee and performance guarantee and payment of the signing bonus) for six months with a possible extension of an additional six months, or until a firm court decision is reached that does not prevent GeoPark Brazil from entering into the concession agreement. On 16 April 2014, the ANP’s Board enacted a resolution stating that all proceedings related to the award of the concession of Block PN-T-597 to GeoPark Brazil were suspended.

GEOPARK LIMITED
30 SEPTEMBER 2014

Note 15

Business agreements in Colombia

New exploratory license

GeoPark continued its expansion in Colombia through the award of a new exploratory license during the 2014 Colombia Bidding Round, carried out by the Agencia Nacional de Hidrocarburos (“ANH”) on 23 July 2014 in Cartagena, Colombia.

GeoPark was awarded the VIM-3 Block in the Lower Magdalena Basin, covering an area of approximately 225,000 acres. The block has an attractive oil and gas exploration potential in a large area within a proven hydrocarbon system, surrounded by existing oil and gas fields and with sparse exploration activity carried out to date.

GeoPark’s winning bid consisted of committing to a minimum investment program of 200 sq km of 2D seismic and drilling one exploration well, with a total estimated investment of US$ 22.2 million during the initial three year exploratory period and a Royalty X Factor of 3%. GeoPark will operate and have a 100% working interest in the block. The winning bid was subject to final signature of the contracts with the ANH, which occurred during the third quarter of 2014.

Swap operation

On 29 July 2014, GeoPark’s Colombian subsidiary agreed to exchange its 10% non-operating economic interest in Arrendajo Block for additional interests held by the counterpart in the Yamú Block (GeoPark operated) that includes a 15% economic interest  in all of the Yamú fields except for the Carupana field, where the seller had a 25% economic interest. According to the terms of the exchange, GeoPark received US$ 3.2 million in cash from the exchange, adjusted by working capital. Following this transaction, GeoPark will continue to be the operator and have a 79.5% interest in the Carupana Field and 90% in Yamú and Potrillo Fields, all fields located in the Yamú Block. This transaction had no impact on the results of the Company.

Note 16

Subsequent events

Entry in Peru

The Company has executed a Joint Investment Agreement and Joint Operating Agreement with Petróleos del Perú S.A. (“Petroperu”) to acquire an interest in and operate the Morona Block located in northern Peru. GeoPark will assume a 75% working interest (“WI”) of the Morona Block, with Petroperu retaining a 25% WI. The transaction has been approved by the Board of Directors of both Petroperu and GeoPark.

GEOPARK LIMITED
30 SEPTEMBER 2014

Note 16 (Continued)

Entry in Peru (Continued)

Entry in Peru (Continued)

The Morona Block, also known as Lote 64, covers an area of 1.9 million acres on the western side of the Marañón Basin, one of the most prolific hydrocarbon basins in Peru.

The Morona Block contains the Situche Central oil field, which has been delineated by two wells (with short term tests of approximately 2,400 and 5,200 bopd of 35-36° API oil each) and by 3D seismic. The independent reservoir engineering firm, Ryder Scott, has certified proven and probable (2P) reserves of 55 million barrels of oil (mmbo) and 3P reserves of 85 mmbo for the Situche Central field for Petroperu. GeoPark used a 2P reserve estimate of 30-40 mmbo for its internal evaluation of this project. In addition to the Situche Central field, the Morona Block has a large exploration potential with several high impact prospects and plays – with exploration resources currently estimated to range from 200 to 600 mmbo.

The Morona Block includes geophysical surveys of 2,783 km (2D seismic) and 465 sq km (3D seismic), and an operating field camp and logistics infrastructure. The expected work program and development plan for the Situche Central oil field is to be completed in three stages.

The goal of the initial stage will be to put the field into production through a long term test to help determine the most effective overall development plan and to begin to generate cash flow. This initial stage requires an investment of approximately US$ 140 million to US$ 160 million and is expected to be completed within 18 to 24 months after closing. GeoPark has committed to carry Petroperu during this initial phase and has the funds and cash flow to support this program. The subsequent work program stages, which will be initiated once production has been established, are focused on carrying out the full development of the Situche Central field, including transportation infrastructure, and new exploration drilling of the block. Petroperu will also have the right to increase its WI in the block up to 50%, subject to GeoPark recovering its investments in the block by certain agreed factors.
The transaction is subject to customary conditions, which include the qualification of GeoPark as an operator by PeruPetro, the Peruvian petroleum licensing agency, certain license modifications and a presidential decree. The transaction is expected to close by the first quarter of 2015.

Expansion in Colombia

On 4 November, the Company expanded its operations in Colombia with the addition of the CPO-4 Block to its portfolio through a partnership agreement with SK Innovation (subsidiary of SK Group, the Korean integrated energy and petrochemical company).

GEOPARK LIMITED
30 SEPTEMBER 2014

Note 16 (Continued)

Subsequent events (Continued)

Expansion in Colombia (Continued)

The CPO-4 Block is an attractive high potential block on trend with GeoPark’s successful Llanos 34 Block in the Llanos Basin (approximately 60 km away). The CPO-4 Block covers an area of approximately 345,600 acres (1,398 sq km) with 3D seismic coverage of approximately 880 sq km and sparse drilling activity (with only 4 wells drilled to date). SK and GeoPark have jointly identified new prospects in CPO-4 similar to prospects and leads in GeoPark’s Llanos 34 Block where GeoPark has successfully discovered oil.

In accordance with the farm-in agreement, and subject to the approval of Agencia Nacional de Hidrocarburos (ANH) in Colombia, GeoPark will operate and receive a 50% working interest (WI) in the CPO-4 Block in exchange for its commitment to drill and fund its 50% WI (with no carry) of one exploration well. The well is targeted for 1H2015 and GeoPark’s total financial commitment is approximately $6.0 million. There is an option to move to an additional exploration phase following the drilling of a successful well.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited
By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: November 19, 2014